



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

February 10, 2005

J. Sue Morgan
Perkins Coie
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/10/2005

Re: The Boeing Company
Incoming letter dated December 22, 2004

Dear Ms. Morgan:

This is in response to your letter dated December 22, 2004 concerning the shareholder proposal submitted to Boeing by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 12, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

FEB 1 1 2005

Enclosures

cc: William B. Patterson
Director, Office of Investment
AFL-CIO
815 Sixteenth Street, N.W.
Washington, DC 20006

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

12927



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 22, 2004


SEC MAIL PROCESSING
RECEIVED
DEC 27 2004
WASH. D.C.
165
SECTION

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Concerning Independent Committee Approval of Government Hires Submitted by the AFL-CIO for Inclusion in The Boeing Company 2005 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On November 24, 2004, Boeing received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from the American Federation of Labor and Congress of Industrial Organizations (the "***Proponent***" or "***AFL-CIO***"), for inclusion in the proxy statement (the "**2005 *Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2005 Annual Meeting.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Commission Rule ("***Rule***") 14a-8 under the Securities Exchange Act of 1934, as amended, Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned hereby files six copies of this letter and the Proposal, which is attached to this letter as **Exhibit A**.

[03000-0205/SB043460.017]

We are also simultaneously forwarding a copy of this letter, with copies of all enclosures, to Daniel Pedrotty, AFL-CIO, as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials.

The Proposal

The Proposal relates to independent committee approval of government hires and states, in relevant part:

> *Resolved, that the shareholders of Boeing (the "Company" or "Boeing") urge a committee of independent directors such as the audit committee to approve, rather than merely review, the hiring as Boeing senior executives of persons who were in a position to facilitate the awarding of either United States or foreign government contracts to the Company.*

Summary of Basis for Exclusion

We have advised Boeing that it properly may exclude the Proposal from the 2005 Proxy Statement and form of proxy because under Rule 14a-8(i)(7) it relates to the Company's ordinary business operations.

The reasons for our conclusion in this regard are more particularly described below.

Explanation of Basis for Exclusion

1. The Proposal deals with matters relating to the Company's ordinary business operations and is therefore properly excludable under Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving "significant policy issues." The policy underlying Rule 14a-8(i)(7) is "to confine the solution of ordinary business problems to the management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) (the *"SEC Release"*).

This policy rests primarily on two key considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals. Examples of such "ordinary business" tasks include "management of the workforce, such as the hiring, promotion, and the termination of employees." *SEC Release.* The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

We believe the Proposal falls squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) because the Proposal interferes with the Company's ability to control decisions related to the hiring of employees. Specifically, the Proposal infringes upon management's core function of overseeing day-to-day operations, which includes hiring employees, and seeks to give shareholders authority over the process for hiring senior executives. In addition, the Proposal seeks, in the words of the *SEC Release*, to "micro-manage" the Company by probing too deeply into matters of a complex nature, namely, the employee hiring process, upon which shareholders, as a group, would not be in a position to make an informed judgment. Finally, the Proposal does not involve the type of policy issue that would exempt the Proposal from the ordinary business exclusion.

A. The Proposal infringes upon management's core function of overseeing the Company's day-to-day business operations and is not a proper subject for a shareholder proposal.

The Staff has consistently concurred in the exclusion of proposals relating to employment policies and, specifically, the hiring of management, under Rule 14a-8(i)(7). *See, e.g., The Walt Disney Co.* (Dec. 16, 2002) (concurring in the exclusion of a proposal to remove the company's chairman, chief executive officer and other management personnel and hire a particular individual as chief executive officer because the proposal related to the company's ordinary business operations, specifically "the termination, hiring or promotion of employees"); *Wachovia Corp.* (Feb. 17, 2002) (concurring in the exclusion of a proposal instructing the board to "seek and hire" a new chief executive officer because the proposal related to the company's ordinary business operations, specifically "the termination, hiring or promotion of employees"); *Spartan Motors, Inc.* (Mar. 13, 2001) (concurring in the exclusion of a proposal requesting the board to remove the company's chief executive officer and begin a search for a replacement because the proposal related to the company's ordinary business operations, specifically "the termination, hiring or promotion of employees"); *E*Trade Group, Inc.* (Oct. 31, 2000) (concurring in the exclusion of a proposal that the board establish a Shareholder Value Committee of independent board members and current shareholders for advising the board on certain topics, including particularly the topic of "dismissal and replacement of Executive Officers (CEO, COO, CFO etc.)" because the proposal related to the company's ordinary business operations); *The TJX Companies, Inc.* (Mar. 24, 1998) (proposal requesting the board to make all possible lawful efforts to implement or increase activity on certain employment policy principles).

B. The Proposal seeks, in the words of the SEC Release, to "micro-manage" the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The second key consideration underlying the policy of Rule 14a-8(i)(7) "relates to the degree to which the proposal seeks to 'micro-manage' a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *SEC Release*. In our view, the Proposal is intended to insert shareholders into a process that is best reserved for the Company's Board of Directors (the "***Board***") and management.

We believe the Proposal is an attempt to, in the words of the *SEC Release*, "micro-manage" the Company's day-to-day business operations. As the supporting statement of the Proposal notes, in November 2003, the Board asked an independent team led by Senator Warren Rudman to assess the Company's policies and practices regarding the hiring of government and former government employees. This assessment resulted in the Report to the Chairman and the Board of Directors of the Boeing Co. Concerning the Company's Policies and Practices for the Hiring of Government and Former Government Employees, dated as of February 26, 2004 (the "***Report***"), cited in the supporting statement of the Proposal. The Report sets forth, among other things, ten hiring practice recommendations for implementation by Company management. The Proposal rejects the recommendations of the Report as inadequate, and attempts to go a step beyond those recommendations in a Proposal that will be voted on by shareholders who are not likely to have read the Report and who, unlike the authors of the Report, are not likely to have intensely researched the Company's hiring practices.

This is the type of "micro-management" of the Company's hiring practices that is not a proper subject for shareholder action.

In our view, the considerations involved in developing and setting the Company's hiring processes are part of the Board and management's core function of overseeing business practices and matters on which shareholders as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." *SEC Release No. 34-12999* (Nov. 22, 1976).

C. The Proposal does not involve the type of policy issue exempt from the ordinary business exclusion.

We acknowledge that the Staff generally exempts shareholder proposals raising certain social policy issues from the operation of Rule 14a-8(i)(7). The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in the *SEC Release*, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." The Staff has noted that "the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue transcend the day-to-day business matters." *Staff Legal Bulletin No. 14A* (July 12, 2002) (*"SLB 14A"*).

The Staff does not, however, simply except proposals from the ordinary business exclusion because the proposal relates to a public policy issue. *See, e.g., AT&T Corp.* (Feb. 21, 2001) (proposal requesting preparation of a report relating to the company's involvement in the pornography industry excluded); *Mead Corp.* (Jan. 31, 2001) (proposal requesting information related to environmental risks excluded); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (proposal requesting preparation of a report relating to labor conditions of company's suppliers excluded); *Kmart Corp.* (Mar. 12, 1999) (same). Instead, the Staff considers proposals on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed.

We note that the Staff has refused to concur in the exclusion of employment proposals relating to senior executive compensation. See *SLB 14A*, which states that "proposals involving 'the management of the workforce, such as the hiring, promotion and termination of employees' relate to ordinary business matters," with an exception that proposals relating to the *compensation* of senior executives or directors are not excludable under Rule 14a-8(i)(7). The Proposal relates to the process for hiring senior executives, not the compensation of senior executives, so the Proposal does not fit into the exclusion described in *SLB 14A*. Moreover, as set forth above, the Staff has consistently concurred in the exclusion of proposals relating to the hiring of senior executives.

In our view, the Proposal does not raise a policy issue exempt from the ordinary business exclusion. The Proposal here is targeted solely at a Company-specific policy – hiring practices for senior executives. The entire supporting statement is devoted entirely to the Company specifically. As noted above, the Staff has consistently determined that employment policies and practices of a company, including hiring, are matters relating to the conduct of ordinary business operations.

Accordingly, the Proposal does not raise the type of policy issue that would bring it outside the exclusion found in Rule 14a-8(i)(7). Instead, the Proposal merely addresses the ordinary business of the Company.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2005 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Boeing anticipates that its definitive 2005 Proxy Statement and form of proxy will be finalized for filing and printing on or about March 18, 2005. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:smg
Enclosures

cc: Daniel Pedrotty, AFL-CIO
Mark R. Pacioni, Assistant Corporate Secretary and Counsel, The Boeing Company

EXHIBIT A

AMERICAN FEDERATION OF LABOR AND CONGRESS OF INDUSTRIAL ORGANIZATIONS
OFFICE OF INVESTMENT

FACSIMILE TRANSMITTAL SHEET

TO: James C. Johnson	FROM: Bill Patterson, Director
COMPANY: The Boeing Company	DATE: 11/24/2004
FAX NUMBER: (312) 544-2084	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER: (312) 544-2000	SENDER'S PHONE NUMBER: (202) 637-3900
RE: Shareholder Proposal	SENDER'S FAX NUMBER: (202) 508-6992

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Mr. Johnson / Grace Cortez / Deborah:

Please find our updated shareholder proposal. The previously faxed copy, along with the hard copy you will receive tomorrow via UPS, contained a spelling error (Druyan instead of the correct spelling, Druyun). Please accept this updated and corrected copy in place of the former document.

Regards,

Dan Pedrotty

815 SIXTEENTH STREET, NW, WASHINGTON, DC 20006
HTTP://WWW.AFLCIO.ORG

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR
CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 24, 2004

By Facsimile and UPS Next Day Air

James C. Johnson
Secretary
The Boeing Company
Boeing World Headquarters
100 North Riverside Plaza, 311 A1 MC 5003-1001
Chicago, Illinois 60606-1596

Dear Mr. Johnson:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of The Boeing Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 500 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Daniel Pedrotty at (202) 637-5379.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

Shareholder Proposal

Resolved, that the shareholders of Boeing (the "Company" or "Boeing") urge a committee of independent directors such as the audit committee to approve, rather than merely review, the hiring as Boeing senior executives of persons who were in a position to facilitate the awarding of either United States or foreign government contracts to the Company.

Supporting Statement

After a hiring scandal and resignations by Boeing's CEO and CFO, a review of the Company's policies with regard to hiring government employees was prepared by Warren Rudman and the firm Paul Weiss. Rudman called for "additional training, safeguards, and centralized oversight and control" in the hiring of government employees. We believe that independent board oversight of these relationships and transactions is vital to protecting Boeing from future damaging hiring scandals.

Leaving review in the hands of Boeing managers sets the Company up for a repeat of the Druyun incident, in which a former Pentagon official negotiated a contract for the Air Force while discussing a Boeing job offer. In her guilty plea Ms. Druyun admitted giving Boeing favorable terms. Our Company's former CFO pled guilty in early November to a conflict-of-interest ("COI") charge for his role in hiring Druyun. In our opinion, the recommendations outlined in the Rudman report do not adequately address major shortcomings.

While the report noted "we did not find other situations similar to the Darleen Druyun incident," other weaknesses were identified. The report points to "excessive reliance" by Boeing on USG employees monitoring "their own compliance with relevant laws," and "sporadic adherence" to procedures which was "especially true for senior executive hires out of the USG." In our view, the recommendations offered in the report fail to implement effective safeguards. This proposal strengthens the first recommendation, which calls for Boeing to establish "a system for central oversight and monitoring" of USG officials, where it noted "work still remains to be done, especially in the areas of executive hires."

As the report observes, "Boeing now has approximately 4,000 employees overseas...some of whom were recruited out of foreign government positions." Despite this significant employee presence, "no PRO [procedure] outlined this review process, no COI application asked about foreign government background, and no guidelines existed...for participat[ing] in the COI review process." Our company faces significant risk under the Foreign Corrupt Practices Act if it fails to effectively monitor foreign hiring and business practices. The recommendations again fall short in addressing this management vacuum, calling for international hires to be subject to COI review, but failing to designate and arm an effective oversight body.

Our proposal limits independent board review to those senior executives hired by the company at the level of vice president or above who were in a position to facilitate the awarding of business to the company. In our opinion, our Company's reputation for integrity depends on how it meets this challenge and implements supervision which carries out needed reform.

For the above reasons, please vote FOR this proposal.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 12, 2005

By UPS Next Day Air

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Request by Boeing Company to omit shareholder proposal submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam,

I. Introduction

This letter is submitted in response to the claim of The Boeing Company ("Boeing" or the "Company"), by letter dated December 22, 2004, that it may exclude the shareholder proposal of the AFL-CIO Reserve Fund from its 2005 proxy materials. The Proposal (**See** Exhibit 1) urges a committee of independent directors

> "to approve, rather than merely review, the hiring as Boeing senior executives of persons who were in a position to facilitate the awarding of either United States or foreign government contracts to the Company."

Independent board review is limited to "those senior executives hired at the level of vice president or above who were in a position to facilitate the awarding of business to the company."

Boeing argues that the Proposal is excludable under Rule 14a-8(i)(7), permitting exclusion of proposals relating to the Company's ordinary business operations, because the Proposal interferes with the Company's ability to control decisions related to the hiring of employees. This argument fails to account for the fact that the Proposal explicitly provides that hiring decisions be left in the hands of "a committee of independent directors such as the audit committee." Second, Boeing contends that the

Proposal does not involve the type of policy issue exempt from the ordinary business exclusion. As discussed more fully below, the Proposal focuses on a matter of widespread public debate which transcends typical day-to-day business matters.

II. There Is No Merit to Boeing's Claims That the Proposal May Be Excluded Under Rule 14a-8(i)(7)

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is **entitled** to exclude a proposal." (emphasis added). We submit that Boeing has failed to meet this burden because there is no merit to its claims. Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the "proposal deals with a matter relating to the company's ordinary business operations." In a line of no-action letters, the Staff has allowed companies to omit certain proposals relating to employment policies. Boeing argues that these precedents compel the conclusion that the Proposal is excludable. However, an examination of both the prior letters and the Proposal demonstrate that those letters do not apply to the Proposal.

A. Boeing's Arguments Are Based on the Erroneous Premise That Authority Would Be Transferred From the Board to Shareholders

The proposal at issue in the *Disney* decision, and cited by the Company, provided "that Mr. Michael Eisner and his management team, be removed from the corporation employment." *The Walt Disney Co.* (Dec. 16, 2002). The *Wachovia* proposal cited by Boeing instructed the board to "seek and hire" a new chief executive officer, while the *Spartan Motors* proposal requested the board to remove the company's chief executive officer and begin a search for a replacement. *Wachovia Corp.* (Feb. 17, 2002); *Spartan Motors, Inc.* (Mar. 13, 2001) Finally, in *E*Trade Group, Inc.* the proposal sought to establish a Committee of shareholders and independent board members for advising the board on "dismissal and replacement of Executive Officers," while in *The TJX Companies, Inc.* the proposal requested the board to implement or increase activity on certain employment policy principles. *E*Trade Group, Inc.* (Oct. 31, 2000); *The TJX Companies, Inc.* (Mar. 24, 1998).

We submit that Boeing's reliance on these no-action letters is misplaced. Each proposal cited above starkly contrasts with the AFL-CIO Proposal, in which hiring approval of senior executive candidates is left in the hands of the Board of Directors, and where Boeing shareholders are given no opportunity to control decisions related to the hiring of employees. In this context, the Proposal is a precatory request that "urges" a committee of independent board members to use its authority in a particular way. The decision as to what, if any, action may be taken is left to the discretion of board members. As such, the Proposal cannot reasonably be construed as one that would transfer to shareholders authority "for hiring senior executives."

B. Boeing Wrongly Claims That the Proposal Seeks to Micro-Manage the Company

In arguing that the Proposal seeks to micro-manage the Company, counsel for Boeing fails to cite any supporting precedent and incompletely cites the SEC release which clarified its view of Rule 14a-8(i)(7). In laying out the considerations to be given to the ordinary business exclusion, the Staff provided that

> The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. **This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies.** (Emphasis added). SEC Release No. 34-40018 (May 21, 1998).

While the Company argues that shareholders "are not likely to have read the Report...and are not likely to have intensely researched the Company's hiring practices," they fail to make a case for why the Proposal "involves intricate detail or seeks to impose specific time-frames or methods for implementing complex policies." The Proposal contains no time-frames nor specific methods for implementing complex policies, nor is the subject matter too complex for shareholders to understand. The single concept behind it— enabling independent directors to approve the hiring of senior executives who were in a position to award U.S. or foreign government contracts, is simple enough, as are the kinds of oversight enumerated in the standard. Boeing's statement that the board is in a better position to set the Company's hiring processes than shareholders ignores the Board's central function within the resolution and grossly underestimates the ability of shareholders to understand and participate in corporate governance matters.

III. Boeing Has Failed to Demonstrate That the Proposal Is Not Related to Matters of Widespread Public Debate and Corporate Governance

The incident at the heart of this Proposal arose after "Boeing's Chief Financial Officer allegedly discussed employment with a senior Air Force acquisition official who was in a position to influence procurement matters in which Boeing was engaged, but who had not yet disqualified herself from Boeing-related matters." *Independent Review and Report by Warren Rudman to Boeing Chairman and Board, February 26, 2004.* The senior official, Darleen Druyun, served for 11 months as Boeing's Vice President and Deputy General Manager of its Missile Defense Systems unit. In the ensuing public firestorm, Ms. Druyun and Mr. Sears, Boeing's CFO, were fired. One week after their firings, Boeing's Chief Executive Officer, Phil Condit, resigned, and acknowledged that the hiring scandal investigation contributed to his departure. *Rudman Independent Review, Feb. 26, 2004.*

In SEC Release No. 34-40018 (May 21, 1998), the Commission expressed its view that shareholders should have a chance "to express their views to company management on employment-related proposals that raise sufficiently significant social issues." In a series of decisions, the Staff has implicitly accepted proponent's arguments that their proposals do not seek to micro-manage the hiring and firing of corporate personnel, but rather address important corporate governance policies involving matters of widespread public debate. *See Clear Channel Communications, Inc.* (March 5, 2003) (Staff denied Rule

14a-8(i)(7) no-action request for proposal urging the Board to amend bylaws to require an independent director who had not served as CEO of a company serve as board chairman); *Walt Disney Company, Inc.* (November 24, 2004) (Staff declined Rule 14a-8(i)(7) no-action request for proposal urging the Board to amend the Corporate Governance Guidelines to set company policy that the chairman of the board will always be an independent member of the board).

In stating that the Proposal does not involve a policy issue exempt from the ordinary business exclusion, the Company argues first that the Staff does not simply except proposals because they relate to a public policy issue, and second, the Proposal is "targeted at a Company-specific policy—hiring practices for senior executives." These arguments ignore the widespread public debate over the hiring of former government employees, and the Company's own admission that the hiring of senior executives who were in a position to award government contracts is an important overarching corporate governance policy.

The Air Force procurement scandal and the issue of post government employment for senior government officials has sparked extensive public debate, congressional legislation, at least two congressional hearings on defense contractor hiring practices, and led Secretary of Defense Donald Rumsfeld to order an examination of the Pentagon's rules on post-government employment for senior officials to ensure they are stringent enough and that they are being followed.. (**See** Exhibit 2). Boeing general counsel Doug Bain issued a notable statement after Ms. Druyun pled guilty in federal court to conspiracy to defraud the U.S. government related to attempts to cover up illegal job discussions she had with the Company. Mr. Bain said in the statement

> "Today's events represent another step toward concluding a very disappointing chapter in the company's 88-year history of serving our customers and operating with the highest integrity. They also remind us that **rules of governance** and ethical behavior apply to people at all levels of business, including senior leadership." (emphasis added). *Full release included in Exhibit 2.*

As evidenced by the materials included in Exhibit 2, the practices of hiring former government employees has become a subject of widespread "raging" debate, by the Company's own admission calls upon the necessary "rules of governance," and goes beyond the ordinary business operations of the Company.

IV. Conclusion

For the reasons set forth above, we submit that Boeing has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8 (g). The request for a no-action letter should be denied.

If you have any questions or need additional information, please do not hesitate to call me at (202) 637-5379. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the Company.

Very truly yours,

Daniel F. Pedrotty
Financial Initiatives Counsel

cc: Mark Pacioni, Assistant Corporate Secretary, The Boeing Company
J. Sue Morgan, Perkins Coie

.Dpedrott

Microsoft Word - Boeing No-Action Respon
01/12/05 03:12 PM



American Federation of Labor and Congress of Industrial Organizations



AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 24, 2004

By Facsimile and UPS Next Day Air

James C. Johnson
Secretary
The Boeing Company
Boeing World Headquarters
100 North Riverside Plaza, 311 A1 MC 5003-1001
Chicago, Illinois 60606-1596

Dear Mr. Johnson:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2004 proxy statement of The Boeing Company (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 500 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Daniel Pedrotty at (202) 637-5379.

Sincerely,

William B. Patterson
Director, Office of Investment

Enclosure

Shareholder Proposal

Resolved, that the shareholders of Boeing (the "Company" or "Boeing") urge a committee of independent directors such as the audit committee to approve, rather than merely review, the hiring as Boeing senior executives of persons who were in a position to facilitate the awarding of either United States or foreign government contracts to the Company.

Supporting Statement

After a hiring scandal and resignations by Boeing's CEO and CFO, a review of the Company's policies with regard to hiring government employees was prepared by Warren Rudman and the firm Paul Weiss. Rudman called for "additional training, safeguards, and centralized oversight and control" in the hiring of government employees. We believe that independent board oversight of these relationships and transactions is vital to protecting Boeing from future damaging hiring scandals.

Leaving review in the hands of Boeing managers sets the Company up for a repeat of the Druyun incident, in which a former Pentagon official negotiated a contract for the Air Force while discussing a Boeing job offer. In her guilty plea Ms. Druyun admitted giving Boeing favorable terms. Our Company's former CFO pled guilty in early November to a conflict-of-interest ("COI") charge for his role in hiring Druyun. In our opinion, the recommendations outlined in the Rudman report do not adequately address major shortcomings.

While the report noted "we did not find other situations similar to the Darleen Druyun incident," other weaknesses were identified. The report points to "excessive reliance" by Boeing on USG employees monitoring "their own compliance with relevant laws," and "sporadic adherence" to procedures which was "especially true for senior executive hires out of the USG." In our view, the recommendations offered in the report fail to implement effective safeguards. This proposal strengthens the first recommendation, which calls for Boeing to establish "a system for central oversight and monitoring" of USG officials, where it noted "work still remains to be done, especially in the areas of executive hires."

As the report observes, "Boeing now has approximately 4,000 employees overseas...some of whom were recruited out of foreign government positions." Despite this significant employee presence, "no PRO [procedure] outlined this review process, no COI application asked about foreign government background, and no guidelines existed...for participat[ing] in the COI review process." Our company faces significant risk under the Foreign Corrupt Practices Act if it fails to effectively monitor foreign hiring and business practices. The recommendations again fall short in addressing this management vacuum, calling for international hires to be subject to COI review, but failing to designate and arm an effective oversight body.

Our proposal limits independent board review to those senior executives hired by the company at the level of vice president or above who were in a position to facilitate the awarding of business to the company. In our opinion, our Company's reputation for integrity depends on how it meets this challenge and implements supervision which carries out needed reform.

For the above reasons, please vote FOR this proposal.

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

BOEING

November 29, 2004

DELIVERED VIA COURIER

Mr. Daniel Pedrotty
American Federation of Labor and Congress of Industrial Organizations
815 Sixteenth Street, N.W.
Washington, D.C. 20008

Re: Shareholder Proposal Concerning Independent Committee Approval of Certain Senior Executive Hires

Dear Mr. Pedrotty:

This letter will confirm that on Wednesday, November 24, 2004, The Boeing Company received the AFL-CIO Reserve Fund's shareholder proposal, for which you are serving as the primary contact, concerning independent committee approval of certain senior executive hires (the "Proposal") submitted for inclusion in the Company's 2005 proxy statement.

Our search of the database for the Company's registered shareholders confirms that the AFL-CIO Reserve Fund is not a registered shareholder of the Company. Proxy Rule 14a-8(b)(2) requires that non-registered shareholders, sometimes called "beneficial shareholders," demonstrate their eligibility to submit a shareholder proposal by submitting to the Company a written statement from the "record holder" (usually a banker or broker) verifying that, at the time you submitted the proposal, you continuously held the requisite number of securities for at least one year. A letter from the AFL-CIO Reserve Fund's record holder should verify that it has continuously held the requisite value of securities for at least one year prior to the time it submitted the Proposal. Shareholder proponents can also demonstrate their eligibility by providing the Company with a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting their ownership of shares as of or before the date on which the one-year eligibility period begins and their written statement that they continuously held the required number of shares for the one-year period as of the date of the statement. I ask that you please provide the appropriate documentation within 14 days of receipt of this letter, the response timeline imposed by Proxy Rule 14a-8(f).

The Company will also continue to evaluate the Proposal in connection with the SEC's shareholder proposal rules found in Proxy Rule 14a-8. For your reference, I have enclosed a copy of Proxy Rule 14a-8 with this letter. To the extent we have further concerns regarding the substance of the Proposal and supporting statement we would welcome the opportunity to resolve any concerns informally without resorting to the SEC's no-action letter process.

BOEING

Sincerely yours,

Mark R Pacioni

Mark R. Pacioni
Assistant Corporate Secretary and Counsel

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 7, 2004

By Facsimile 312-544-2829

Mark R. Pacioni
Assistant Corporate Secretary
The Boeing Company
100 N. Riverside Plaza
Chicago, IL 60606-1596

Re: AFL-CIO Reserve Fund Shareholder Proposal

Dear Mr. Pacioni:

I am writing in response to your letter dated November 29, 2004. On December 6, 2004 the Amalgamated Bank, custodian for the AFL-CIO Reserve Fund, sent a letter confirming that the Fund has continuously held 500 shares of The Boeing Company common stock for at least one year preceding the proposal submission date. I have enclosed a copy of this letter for your reference. If you have further concerns regarding this proposal, please contact me at (202) 637-3900.

Sincerely,

Daniel Pedrotty
Financial Initiatives Counsel
Office of Investment

Enclosure



Amalgamated Bank

America's Labor Bank

December 6, 2004

James C. Johnson
Secretary
The Boeing Company
Boeing World Headquarters
100 North Riverside Plaza, 311 A1 MC 5003-1001
Chicago, Illinois 60606-1596

Re: The Boeing Company - AFL-CIO Reserve Fund

Dear Mr. Johnson:

This letter confirms the fact that the AFL- CIO Reserve Fund held 500 shares of The Boeing Company common stock for the period 12/28/1999 through the present date. The fund intends to hold the shares through the 2005 annual shareholders meeting.

The shares were held by The Amalgamated Bank, at the Depository Trust Company in our participant account #2352, as custodian for the AFL CIO Reserve Fund.

If you have any questions, please do not hesitate to call me at 212-620-8818.

Sincerely,

Leonard Colasuonno
Vice President

The Washington Post

February 19, 2004 Thursday
Final Edition

SECTION: Financial; E01

**HEADLINE: Recruiting Uncle Sam;
The Military Uses a Revolving Door to Defense Jobs**

BYLINE: Renae Merle, Washington Post Staff Writer

George K. Muellner spent more than 30 years in the Air Force, rising eventually to the position of deputy acquisition chief. Now he's the senior vice president of Air Force Systems for Boeing Co.'s defense unit. E.C. "Pete" Aldridge, the Pentagon's chief weapons buyer, resigned in May 2003 and joined the board of the nation's largest defense contractor, Lockheed Martin Corp., a month later.

General Dynamics Corp. got a prized recruit in David Heebner, who was hired in 2000 after more than 30 years in the military, most recently as the Army's assistant vice chief of staff. The company was so pleased to have snagged a member of the top brass that it announced Heebner's hiring a month before his official retirement.

Earlier this month, General Dynamics, which counts the Army among its largest customers, reeled in another veteran: John M. "Jack" Keane, who was named to the company's board. Keane spent 37 years in the Army before retiring as the vice chief of staff.

The career moves of these military veterans created barely a ripple in Washington. Traffic between the Pentagon and the nation's big defense contractors has been busy for as long as anyone can remember. **Not until someone gets stuck in the revolving door -- as an Air Force official recently did -- does the debate about its propriety heat up again.**

Boeing hired Darleen A. Druyun, the deputy acquisition chief for the Air Force, in January 2003 and then fired her in November for allegedly holding job talks while she was still supervising Boeing contracts. Her role at the Air Force included weighing the government's lease and purchase of Boeing tanker jets potentially worth $17 billion to $18 billion. Boeing also fired its chief financial officer for allegedly concealing the improper discussions and violating its hiring policies.

The Druyun case has put the revolving door under its sharpest scrutiny in years.

Secretary of Defense Donald H. Rumsfeld has ordered an examination of the Pentagon's rules on post-government employment for senior officials to ensure they are stringent enough -- and that they are being followed. At least two congressional

hearings on the hiring practices of defense contractors are expected this year.

The General Accounting Office has formed a team to conduct a broad study of the operation of the revolving door throughout the government and industry. At the same time, the White House has ordered federal agencies to stop issuing waivers that permit presidential appointees to negotiate jobs with private companies while they still make decisions on issues important to their potential employers. The White House must now approve all such waivers.

The rules that allow Pentagon officials to accept defense industry jobs are complex and vary depending on seniority and position. Before government officials can begin negotiating jobs in the private sector, they must recuse themselves from making decisions that could have a financial impact on their potential employers. Also, officials who take jobs with contractors are prohibited from representing those companies on projects they supervised or worked on while in the government.

But the defense companies are so huge and the rules so elastic that loopholes exist. For instance, in most cases, if a contracting official has awarded a significant deal to a company, the official can't accept compensation from that company for a year after leaving the government. But the official can avoid the restriction by taking a job at an unrelated unit of the same company, industry analysts say. Also, senior government officials who move into the business world are prohibited from lobbying their former agencies for a year, but they can work behind the scenes to help a company develop strategies to pursue federal contracts.

"I was really shocked at how lax the law was," said Sen. Peter Fitzgerald (R-Ill.), chairman of the Governmental Affairs subcommittee on financial management, the budget and international security. "Clearly there is the potential for procurement officers to give contracts to companies and then go cash in by getting lucrative jobs."

Critics want to lengthen the time a Pentagon official must wait before joining a contractor and plug loopholes. They also question whether it's appropriate at all for a Defense Department official to move to a contractor whose projects the official oversaw.

But a host of factors are working against any significant revamping of the revolving door, industry, congressional and watchdog observers say. The defense industry has come to depend on a regular flow of highly experienced government officials into its top ranks. The companies are willing to pay top dollar to recruits who can instruct them in the ways of the Pentagon and help focus their contracting efforts. Pentagon officials often have high-tech knowledge that contractors crave.

"In many cases, individuals with critical technical expertise have gained this unique experience in government positions," said Randy Belote, a spokesman for Los Angeles-based Northrop Grumman Corp. "To dismiss these people from consideration just because they once worked for the government would be doing our customers and shareholders a disservice."

The new hires often have dedicated themselves to public service in the expectation that one day they will be able to turn their expertise into lucrative salaries, said some industry officials. Some industry and government officials worry that an overhaul could diminish the attractiveness of the government work.

"I have met a number of people who really want to serve the public and they go into the government because they want to serve their country," said Stuart Gilman, president of the Ethics Resource Center, a nonprofit group. "But they wouldn't want to do this if they thought they couldn't get a job to support their family when they left the government. To make the post employment rules too restrictive would discourage people from ever coming into government."

Countries such as Russia and Japan that forbid government employees from ever working in the private sector provide rich retirement packages that the employees can tap into at any age, Gilman said.

Congress may find itself unwilling to push the issue too hard because it could raise questions about the movement of its own employees into the private sector, industry officials said. In 2002 Capitol Hill veteran Eric Womble was hired by Northrop Grumman, and Northrop later trumpeted his appointment to the position of vice president of programs, noting that Womble "was instrumental in setting and passing legislation and appropriations that positively impacted the Department of Defense, its service members and families" when he was an assistant for Sen. Trent Lott (R-Miss.).

President Bill Clinton tried to take on the issue but ultimately backed off. On his first day in office in 1993, he barred senior government officials from lobbying their former colleagues for five years. But in 2000 -- weeks before leaving office -- he lifted the ban, restoring the one-year waiting period. Clinton was pressed to change the rule by former and current employees who complained about the difficulty of getting another job in government after the Republicans won the White House.

The scandal involving Boeing's Druyun has put the revolving door at the top of the agenda for some critics. "In the Boeing case we have seen compelling evidence that there is an incestuous relationship between the defense industry and defense officials that is not good for America," said Sen. John McCain (R-Ariz.), chairman of the Senate Commerce Committee.

Druyun's attorney has declined to comment and Michael M. Sears, Boeing's ousted chief financial officer, has denied any wrongdoing.

Druyun was able to go to work directly after her retirement from the Air Force because she signed on with Boeing's national missile defense unit, instead of the company's air systems business with which she had dealt closely while in the military.

Fitzgerald points to Druyun's example as evidence that the restrictions need revision.

"That's such a big exception that it seems to make the general rule meaningless. If the statute doesn't prevent Darleen Druyun from going to Boeing, it doesn't mean anything," he said. "Some could interpret the job offer to her as a payoff for help while at the Air Force."

The current rules are largely remnants of a tightening that began during the 1980s, when the defense industry was hit by a rash of corruption cases. General Dynamics, then the country's largest defense contractor, was suspended by the Navy twice. In one case, the company was accused of slipping country club dues and kennel fees for an executive's dog into overhead costs of a submarine contract. A Justice Department investigation of procurement scandals -- known as Operation Ill Wind -- resulted in more than 60 convictions.

By the end of the decade, Congress had imposed the first comprehensive rules on the revolving door, said Jonathan Etherton, associate vice president of legislative affairs for the Aerospace Industries Association, an industry group. The Procurement Integrity Act went into effect threatening criminal charges for those accused of negotiating private sector jobs while still making decisions that could financially benefit potential employers.

But on the whole the rules were inconsistent and confusing, Etherton said. Under the requirements, the Pentagon was supposed to collect data on the movement of its staff into industry, including salary levels. A 1989 General Accounting Office report found that only 30 percent of former Defense Department personnel were complying with the reporting requirement, and in 1991 the rule expired. Etherton said that even when the Pentagon collected the data it wasn't sure what to do with it.

A longtime rule forbade retired military officers from lobbying the Pentagon on behalf of a private contractor for two years. That rule was repealed in 1996 because it singled out retired military officers while civilian Pentagon employees had to wait only a year, Etherton said.

The revisions to the rules also coincided with a Clinton administration push to streamline government and simplify the procurement process, said Christopher R. Yukins, associate professor of government contract law at George Washington University. The government and the contractors began working more closely together as the government sought to outsource jobs and draw on industry expertise in making procurement decisions, Yukins said. Contractors became partners, creating a symbiotic relationship that further encouraged the movement between government and industry, he said. Meanwhile, a massive defense industry consolidation left fewer choices for retiring workers.

"You don't win contracts by writing great proposals, you win contracts by knowing your customer really well," Yukins said. "That makes the revolving door more attractive to both sides. The reality is if there are only two or three contractors that you can go work for, that has to shade the relationship with the contractor community."

Today, the whittled-down rules and intense industry competition have fed a thriving marketplace for Pentagon officials who can provide contractors with knowledge of the Defense Department's inner workings.

The list of employees transferring to industry is long.

At General Dynamics, half of the board members are retired from the military, including Lester L. Lyles, former commander of the Air Force Materiel Command, who joined the board last year, and Paul G. Kaminski, the Pentagon's chief weapons buyer until 1997.

At Lockheed, the newest board recruits include Joseph Ralston, who retired as commander of NATO's European command last year. Eleanor Spector retired as the Pentagon's director of defense procurement in 2000, a position she held for more than 10 years, and became Lockheed's vice president for contracts.

John A. Lockard, who spent 36 years with the Navy, became a senior vice president of Naval Systems for Boeing Integrated Defense Systems in 2000.

Last month, Arlington-based United Defense Industries Inc. announced that it had appointed Adm. Robert J. Natter to its board; Natter relinquished command of Fleet Forces Command and Atlantic Command in October 2003 after 41 years in the military.

Druyun, whose hiring set off the revolving door's reexamination, was among industry's most highly sought recruits. After more than 30 years in the military, she had a reputation as a hard-nosed negotiator with an unparalleled understanding of the procurement process. In an acknowledgement of her power, Druyun's boss, Marvin R. Sambur, the Air Force acquisition chief, did not replace her when she retired in November 2002.

"I felt that the position had taken on a lot more power than it deserved. I wanted to get more intimately involved in the decision-making process, and that layer of management did not allow me to," Sambur said in a December interview.

Druyun held employment discussions with the industry's four largest contractors -- Boeing, Northrop Grumman, Raytheon Co. and Lockheed Martin -- before accepting her position at Boeing. Northrop said it talked with Druyun once but made her no offer. Raytheon said it has no record of employment discussions with her, while Druyun's attorney has said the two sides did have talks.

Sambur said he advised Druyun not to talk with Boeing because she was a chief negotiator with the company on a controversial plan to lease, then buy its refueling tankers, a plan criticized in Congress as too costly. "I felt at the time that it was not a particular company she should pursue because of the highly visible nature of the tanker program," said Sambur, who managed the $1.5 billion defense business of ITT Inc. before being appointed to his position. "When I leave the Air Force I am not going to be working for Boeing, that's for sure. There is no contract activity that has had as much scrutiny."

The Washington Post

November 24, 2004 Wednesday
Final Edition

SECTION: Financial; E01

HEADLINE: Rumsfeld: Druyun Had Little Supervision; Defense Secretary Cites High Turnover In Procurement Woes

BYLINE: Thomas E. Ricks, Washington Post Staff Writer

Defense Secretary Donald H. Rumsfeld blamed an Air Force procurement scandal on high turnover in top management positions, which he said reduced the amount of "adult supervision" of major weapons contracts over the past decade.

Cautioning that his view isn't yet "definitive," Rumsfeld said at a Pentagon news briefing yesterday that he had recently been looking into the case of former Air Force acquisition official Darleen A. Druyun, who last month was sentenced to nine months in prison after admitting to granting favors in contracts to aerospace giant Boeing Co. before going to work there. Earlier this month, Michael M. Sears, Boeing's former chief financial officer, pleaded guilty to a conflict-of-interest charge for his role in hiring Druyun while she was overseeing large contracts with the company.

Rumsfeld said he was struck that during the nine years in which Druyun had been a top Air Force weapons buyer, there had been heavy turnover among other senior managers who might have questioned some of her decisions if they had been on the job longer. From the time Druyun became the Air Force's deputy acquisition chief in 1993 until her retirement in 2002, he said, the positions of secretary of the Air Force, assistant secretary for acquisition and senior military official for acquisition had all changed several times.

"So what you had with all these vacancies over a 10-year period . . . the only continuity was that single person, who's now pled guilty and is going to go to jail," he said. "When you have that long period of time, with . . . no one above her and no one below her, over time I'm told that what she did was acquire a great deal of authority and make a lot of decisions, and there was very little adult supervision."

Rumsfeld linked the problem to one of his pet peeves about contemporary Washington: the difficulties posed by an elaborate -- and slow -- congressional confirmation process.

"Our entire department operates generally somewhere between 20 and 25 percent vacant in presidential appointees, Senate-confirmed, because of the nature of the ethics reviews, the FBI reviews and the Senate confirmation process," he said.

Rumsfeld has said another irksome aspect of the personnel system is how quickly military officers move from one position to another, meaning they sometimes don't stay in one spot long enough to really understand their jobs.

In this situation, he said, there was too little longtime experience in the management slots around Druyun overseeing the Air Force's $30 billion procurement budget. "You have too much turbulence on the military side, too much turbulence plus vacancies on the civilian side, and a person who has continuity -- the only one with continuity -- who is going to break the law."

Rumsfeld credited his own subordinates -- Air Force Secretary James G. Roche and acquisition chief Marvin R. Sambur -- with reining in Druyun. "I'm told that when Secretary Roche and Assistant Secretary Sambur came in, they looked at that situation, were uncomfortable with it, and began taking authorities away from her . . . and that was one of the reasons that apparently she began negotiating for her departure," he said.

Last week, Sen. John McCain (R-Ariz.) criticized Roche, releasing e-mails that he said showed how Roche worked intensely behind the scenes to support a Boeing bid for a controversial contract to provide tanker aircraft. Druyun was chief negotiator on that deal, which drew sharp criticism from the Senate Armed Services Committee and has since been derailed. The Pentagon now plans to hold a competition for the refueling tanker contract.

At one point, according to e-mails released by McCain, a critic of the tanker contract, Roche wrote a friend at Raytheon Co., "Privately between us: Go Boeing!" In another e-mail, Roche said a Defense Department critic of the tanker deal should "pay an appropriate price" for objecting to it, according to documents released by McCain.

Roche announced his resignation recently, and Rumsfeld issued a statement hailing him for his service to the country.

Aerospace Daily & Defense Report

June 10, 2004

SECTION: NEWS; Vol. 210, No. 50; Pg. 5

HEADLINE: **Byrd amendment would restrict contractor hiring practices**

BYLINE: Kathy Gambrell

Sen. Robert Byrd (D-W.Va.) has proposed an amendment to the fiscal year 2005 Department of Defense authorization bill that would ban government contractors from hiring high-ranking federal officials overseeing procurement programs for two years after those employees leave their posts.

The amendment would temporarily prohibit some presidential appointees, senior executives, people who served in the executive branch above grade GS-12 and commissioned military officers from taking positions with companies that do business with the federal government.

The proposed two-year wait would apply to federal employees who supervised or otherwise participated in procurement programs where they were involved in prescribing the program requirements, or contributed to recommendations in the formulation of procurement policy.

It would require applicants for federal jobs to sign an agreement with the Office of Government Ethics to comply with restrictions on compensation. Once they leave their post, it would require them to file a declaration detailing the scope of their duties regarding all programs, projects and policies and the dates which they were involved.

The amendment also calls for contractors to file an acknowledgement of the policy with the Office of Government Ethics.

The amendment likely is part of the ongoing debate on the U.S. Air Force's controversial lease-buy deal for Boeing KC-767A tanker aircraft. Darleen Druyun, a former Air Force official who helped negotiate the deal, pleaded guilty to one count of conspiracy for negotiating with a Boeing official for a job before recusing herself from matters relating to Boeing. She and the official, former Boeing Chief Financial Officer Mike Sears, were fired (Daily, April 23).

The Senate is expected to consider the measure when it resumes work on the defense bill next week.

The National Journal

December 11, 2004

SECTION: DEFENSE; Vol. 36, No. 50

HEADLINE: Aftermath of Air Force Scandal

BYLINE: George Cahlink

Shortly after becoming Air Force acquisition chief in 2001, Marvin Sambur began meeting with the civilian managers and the colonels who worked for him -- he wanted them to make changes to the service's billion-dollar weapons programs. But before Sambur could get his managers to sign off on the changes, he noticed that they would first glance across the room for a nod of approval from his top deputy, Darleen Druyun.

"It was almost like I was the king, but she was the puppeteer," Sambur said. "You can imagine that feeling did not resonate well with me, and I did not think it was healthy for the Air Force."

Sambur was right to worry.

Druyun, 56, was sentenced to nine months in federal prison in September after admitting that she had violated ethics rules by negotiating a $250,000-per- year job for herself with the Pentagon's second-largest contractor, Boeing, while still overseeing the company's Air Force contracts. In a surprise move, Druyun also confessed to favoring Boeing in at least four contract negotiations dating to 2000, in exchange for jobs for her daughter and son-in-law. And she called a controversial multibillion-dollar proposal to lease tanker refueling aircraft from the contractor "a parting gift" to her future employer.

For Druyun, once regarded as the most powerful woman in the male-dominated world of weapons acquisition, her guilty plea is likely to have far greater consequences than the billions of dollars in contracts she awarded. The Defense Department is now reviewing contracts she managed for any signs of fraud, changes to the Pentagon procurement system and ethics rules are being weighed, and top Air Force leadership is in turmoil.

"This looks bad for Boeing, this looks bad for the acquisition community, and [this] looks bad for the Air Force. I could not really imagine a worse situation," said a retired Air Force general with ties to the defense industry. The former officer asked not to be identified for fear of being tainted by the scandal.

Druyun, who retired as the civilian equivalent of a three-star general, began her career as an Air Force contracting intern in the early 1970s. She was known as a tireless and tough negotiator who was always eager to push the limits of acquisition rules and to question contractors. She briefly left the Air Force for NASA, where, as the space agency's procurement chief, she promoted "faster, better, cheaper" acquisition. In the Air Force, her career was nearly curtailed in the early 1990s over a controversial move to advance payments to McDonnell Douglas to keep its C-17 production line running.

By the time Druyun retired in 2002, she had won plaudits for her maverick moves that streamlined contract management and buying practices. She had even overseen the awarding of the largest defense contract ever: a more than $200 billion deal in the fall of 2001 to build the Joint Strike Fighter airplane, which went to Lockheed Martin, without any protests by other bidders. Upon her retirement, the Air Force sent out a press release crediting her reforms and tough management with saving billions of dollars.

"None of the people who worked with her thought she was a crook," said John Douglass, president of the Aerospace Industries Association, who sometimes clashed with Druyun at the Pentagon when he was Navy acquisition chief in the 1990s. "I was not a fan, but I never thought she was a crook."

The Pentagon and Air Force have now asked the Defense Contract Management Agency to conduct an independent review of the hundreds of contracts Druyun managed. The review will look not only at contracts where Druyun picked the winner, but also at others where she granted award fees and contract extensions. The review is expected to be completed by mid-January.

"I am not sure everything is bad. I hope everything is aboveboard," Michael Wynne, acting undersecretary of Defense for acquisition, technology, and logistics, said when announcing the review in November. Wynne said that to ensure impartiality, the Government Accountability Office will hear any protests resulting from Druyun contracts.

Actions or protests are already likely on four contracts in which Druyun has admitted favoring Boeing, including a $100 million payment in 2002 to Boeing as part of a restructuring of a NATO Airborne Warning and Control System contract; a $4 billion contract award to Boeing in 2001 to modernize C-130J aircraft; and a $412 million settlement to Boeing in 2000 over a clause in a C-17 contract.

The Pentagon has also scrapped plans to lease aerial tankers under a more than $20 billion deal crafted by Druyun. The Air Force is now expected to hold a competition to decide who will build a new fleet of tanker aircraft, and whether it will be lease or purchase.

For its part, Boeing says it knew nothing about Druyun's favoritism. Boeing Chief Financial Officer Michael Sears pleaded guilty in November to a single count of aiding and abetting illegal job negotiations for secretly meeting with Druyun. He'll be sentenced in January to up to five years in prison. Boeing fired Druyun in the fall of 2003, after the federal probe began of her ethics violations.

Wynne also said the Defense Science Board will review how the Defense Department purchases weapons to ensure that the proper "checks and balances" are in place. "We've got to answer the question of, 'How did we let this happen?' " Wynne said. "We all felt the integrity of our acquisition system was beyond reproach."

Druyun was a backer of the acquisition reforms that became popular throughout the federal acquisition community in the 1990s. Simply put, the reforms brought commercial buying practices to the federal government so that goods and services could be purchased faster at lower prices. Within the Air Force, Druyun initiated a series of acquisition reforms, known as "lightning bolts," designed to speed the fielding of weapons.

Now, a debate is raging in the federal acquisition community over whether those reforms went too far. Angela Styles, a former head of the Office of Federal Procurement Policy, believes those changes created an atmosphere that encouraged managers to challenge and break rules. Conversely, Steven Kelman, the architect of many of those reforms as Styles's predecessor, said that Druyun's problems should not be linked to the reforms, and he stressed that many of the contracts that won praise for Druyun were awarded before 2000, when she began favoring Boeing.

Federal ethics rules are being examined in the wake of the Druyun scandal. The Pentagon now requires senior executives like Druyun to certify annually when they file financial disclosure forms that they are not violating rules governing future employment.

Scott Amey, an attorney with the Project on Government Oversight, called the updating of rules only a first step toward more-sweeping reforms that would make it harder for government workers to be hired by contractors they once oversaw. Sambur, however, said that more-stringent ethics rules will only make it harder to attract top talent to senior government jobs. There's no evidence, he added, that Druyun was unaware of ethics rules.

Sen. John McCain, R-Ariz., blistered Air Force leaders for the Druyun scandal in a Senate floor speech in November. "I simply cannot believe that one person acting alone could rip off taxpayers out of possibly billions of dollars. This appears to be a case of either systematic failure in procurement oversight, willful blindness, or rank corruption," said McCain, who pushed for congressional and Defense inspector general investigations that helped scuttle the tanker-leasing deal before Druyun's plea.

Days before McCain's criticism, Air Force Secretary James Roche and Marvin Sambur announced they would leave the Pentagon before the start of President Bush's second term. Sambur said that their decision was made in part to give the Air Force a fresh start after they had become "lightning rods" for McCain's criticism of the tanker leasing plan. No replacements for Sambur and Roche have yet been named.

Sambur said he does not understand the criticism directed at him, particularly by McCain. "God knows why, because, from my point of view, I was the one who cleaned up her act in terms of getting her to retire six months after I came here. All the things that she admitted to having done happened before my watch. She was here for 10 years. I was here for six months," he said.

Sambur, who was Druyun's immediate boss, said that Druyun, in almost a decade as the deputy assistant secretary of the Air Force for acquisition and management, had gained enormous sway over every weapon the service bought. "She allowed herself and only herself to make decisions," Sambur said, noting that for more than half of Druyun's tenure, she had no boss because the Air Force's top acquisition job, which required Senate confirmation, was vacant.

Defense Secretary Donald Rumsfeld has made similar remarks that Druyun "lacked adult supervision" because of congressional delays in confirming nominees for top Pentagon posts.

Sambur never believed that Druyun was engaged in any wrongdoing before her plea, but he did begin reducing her power in 2001. He scaled back her authority for making program and contracting decisions, even moving top weapons managers outside of Washington. The two never clashed publicly, but few Air Force insiders were surprised when she announced in 2002 that she would retire.

Sambur said that the Air Force wants to talk to Druyun. "Whatever she did, it wasn't fairly obvious," he said. "We asked the prosecutors if we could speak to Darleen to see how she was able to manipulate [the system]. We want to find out, 'Hey, is there an Achilles' heel in the system that you were able to exploit?' " Druyun has yet to reply.

CBS MarketWatch

April 20, 2004 Tuesday

SECTION: NEWS & COMMENTARY; MARKETS

HEADLINE: Ex-Boeing exec pleads guilty in fuel-tanker probe

BYLINE: Matt Andrejczak, CBS.MarketWatch.com;

WASHINGTON (CBS.MW) - A former Boeing vice president pleaded guilty Tuesday to one-count of conspiracy for discussing job opportunities with the aerospace giant while she still worked for the Air Force overseeing billions of dollars of contracts Boeing bid on.

Darleen Druyun, 56, entered her plea in Alexandria, Va. federal court. The count carries a maximum of five years in prison and a $250,000 fine.

"I deeply regret my actions and I want to apologize," she said, her voice breaking slightly, the Associated Press reported. Druyun has been under investigation for possible conflicts-of-interest connected with Boeing winning an Air Force fuel-tanker contract worth up to $23 billion.

The deal, suspended until the federal probe is complete, called for the Air Force to lease 20 Boeing 767 jets and buy 80 more.

Scrutiny of the aerial-fueling tanker program led to the firing of Druyun and former Boeing CFO Mike Sears last November after an internal company investigation revealed that they had violated ethical practices. Sears allegedly offered Druyun a job at Boeing while she was an Air Force procurement officer. Druyun joined Boeing in January 2003.

At her plea hearing, Druyun admitted she later tried to cover-up the job talks. She has agreed to cooperate with the government's on-going investigation. Sears also may face criminal charges.

In a statement, Boeing (BA) said the guilty plea would not affect its financial performance.

"Today's events represent another step toward concluding a very disappointing chapter in the company's 88-year history of serving our customers and operating with the highest integrity," Boeing general counsel Doug Bain said. "**They also remind us that rules of governance and ethical behavior apply to people at all levels of business, including senior leadership**."

Shares of Boeing traded down 37 cents to $41.12 in midday trading.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 22, 2004

The proposal urges that a committee of independent directors approve the hiring of senior executives who were in a position to facilitate the awarding of either United States or foreign government contracts to Boeing.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to Boeing's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Kurt K. Murao
Attorney-Advisor